Exhibit 99.6

广深铁路股份有限公司
GUANGSHEN RAILWAY COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China)
(於中華人民共和國註冊成立之股份有限公司)

(Stock Code / 股份代號：00525)

NOTIFICATION LETTER 通知信函

1 November 2013

Dear Registered holder,

Guangshen Railway Company Limited (the "Company")
– Notice of Publication of Notice, Proxy Form, and Reply Slip of 2013 Extraordinary General Meeting (Collectively "Current Corporate Communication")

The English and Chinese versions of the Company's Current Corporate Communication are available on the Company's website at www.gsrc.com and the HKExnews' website of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") at www.hkexnews.hk, or the arranged printed form(s) of Current Corporate Communication are enclosed (if applicable).

You may at any time choose to receive free of charge Corporate Communications(Note) either in printed form, or read the website version; and either in English language version only, Chinese language version only or both language versions, notwithstanding any wish to the contrary you have previously conveyed to the Company. If you want to change the choice of language and means of receipt of all future corporate communications, please complete and sign the Change Request Form printed at the reverse side of this letter and send it to the Company's H Share Registrar, c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar"), using the mailing label and need not to affix a stamp when returning (if posted in Hong Kong). Otherwise, please affix an appropriate stamp and send to the Hong Kong Share Registrar, the address is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Change Request Form may also be downloaded from the Company's website at www.gsrc.com or the HKExnews' website of the Stock Exchange at www.hkexnews.hk.

If you want to receive another printed version of the Current Corporate Communication, please write or send email at gsrc.ecom@computershare.com.hk to the Company c/o the Hong Kong Share Registrar specifying your name, address and request. Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via website version but for any reason you have difficulty in receiving or gaining access to the Current Corporate Communication, the Company will promptly upon your request send the Current Corporate Communication to you in printed form free of charge.

Should you have any queries relating to this letter, please contact the Company by calling its hotline at (852) 2862 8688 during business hours (9:00 a.m. to 6:00 p.m., Monday to Friday, excluding Hong Kong public holidays).

Yours faithfully,
Guangshen Railway Company Limited

Note: Corporate Communications include but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; (f) a proxy form; and (g) a attendance confirmation reply form.

各位登記持有人：

廣深鐵路股份有限公司(「本公司」)
– 2013臨時股東大會通知、投票代理委託書及出席回執之發佈通知(合稱「本次公司通訊文件」)

本公司的本次公司通訊文件中、英文版本已上載於本公司網站(www.gsrc.com)及香港聯合交易所有限公司(「聯交所」)披露易網站(www.hkexnews.hk)，歡迎瀏覽，或按安排附上本次公司通訊文件之印刷本(如適用)。

儘管閣下早前曾向本公司作出公司通訊文件(附註)收取方式或語言版本的選擇，但仍可以隨時更改有關選擇，轉為以印刷本或網上方式收取、或只收取英文印刷本、或只收取中文印刷本；或同時收取中、英文印刷本，費用全免。如閣下欲更改今後所有公司通訊之語言版本及收取方式，請填妥及簽署在本函背面的更改指示回條，並使用隨附之郵寄標籤及毋須貼上郵票(如在香港投寄)；否則，請貼上適當的郵票，寄回H股證券登記處，香港證券登記有限公司(「香港證券登記處」)，地址為香港灣仔皇后大道東183號合和中心17M樓。更改指示回條亦可於本公司網站(www.gsrc.com)或聯交所披露易網站(www.hkexnews.hk)內下載。

如閣下欲收取本次公司通訊文件之另一語言印刷本，請以書面或電郵方式gsrc.ecom@computershare.com.hk送交到香港證券登記處，請註明閣下的姓名、地址及要求。如閣下已選擇以網上方式收取日後公司通訊文件(或被視為已同意以網上方式收取)但因任何理由未能閱覽載於網站的本次公司通訊文件，閣下只要提出要求，我們將儘快向閣下寄上所要求的有關文件的印刷版本，費用全免。

如閣下對本函件有任何疑問，請於營業時間內(星期一至星期五，上午九時至下午六時，香港公眾假期除外)致電本公司熱線(852) 2862 8688查詢。

廣深鐵路股份有限公司
謹啓

2013年11月1日

附註：公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；(f)投票代理委託書及(g)確認出席回執。

GRCH-05112013-1(0)